
January 23, 2023

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5Ha-Tidhar Street
Raanana, 4366507, Israel

> **Re: Polyrizon Ltd.**
> **Amendment No. 3 to**
> **Registration Statement on Form F-1**
> **Filed January 10, 2023**
> **File No. 333-266745**

Dear Tomer Izraeli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form F-3

Cover Page

1. We note your responses to Comments 1 and 6 regarding the purpose of the resale offering to meet the the public float requirements of Nasdaq Listing Rule 5550(b)(1). Please provide the following additional information or revisions, as applicable:

    • In response to comment 1, you state, "Since the initial public offering is less than $15 million, the Company is registering the shares held by the Selling Shareholders in order to have a Public Float that complies with Nasdaq's listing rules." Tell us whether you have consulted with Nasdaq about this listing plan (specifically, regarding your plan for compliance with Nasdaq Listing Rule 5550(b)(1)).

- Given the company's involvement in the resale registration statement and the fact that the resales are necessary to create a market for the company's listing, it appears the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. Provide us with your analysis as to why they should not be deemed to be underwriters, or revise to include a statement that the selling shareholders are deemed underwriters and fix a price at which the resale shares will sell for the duration of the offering.

Prospectus Summary, page 1

2. We note the revised disclosure in response to comment 3. Revise to clarify how the anticipated timing of the pre-submission meeting an IDE filing added on pages 2 and 74 fits in the time frames for the trials disclosed in the paragraph that follows the new disclosure. We note the added disclosure on page 94.

Risk Factors
Risks Related to this Offering and Ownership of Our Securities, page 52

3. We note the change to the risk factor on page 54. Here and on page 144, please revise to disclose whether you expect to be a passive foreign investment company for 2022.

Exhibit Index, page II-5

4. We reissue Comment 5 from our December 23, 2022 letter and Comment 6 from our October 21, 2022 letter. Please re-file the associated exhibits with the required legend prominently featured on the cover page of each and the redactions marked, as required by Item 601(b)(10)(iv).

General

5. We reissue comment 7. Revise to remove the SAFE shares from this registration statement. Refer to Securities Act Section 5 C&DI 139.11.

6. Please revise the legal opinion to address the number of units in the offering and the securities underlying the units, rather than the aggregate offering price. Also revise the cover page to clarify that this is a firm commitment offering, by removing the language that the offer is for "up to" 1.35 million units. Refer to Items 501(a)(2) and 601(a)(5) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Li Xiao at (202) 551-4391 or Kevin Vaughn at (202) 551-3494 if you have questions regarding the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.